PEAK INTERNATIONAL LIMITED

Units E & F, 19th Floor, CDW Building

388 Castle Peak Road

Tsuen Wan, Hong Kong

Tel: (852) 3193-6000	Fax: (852) 2417-23111

June 13, 2006

VIA EDGAR AND FACSIMILE

Ms. Nudrat Salik

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Peak International Limited
Form 10-Q for the fiscal quarters ending December 31, 2005
File No. 0-29332

Dear Ms. Salik:

On behalf of Peak International Limited, this letter responds to comments on the above-referenced Form 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated June 6, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-Q for the period ended December 31, 2005

General

1.	Please amend your Form 10-Q for the quarter ended December 31, 2005 as previously agreed in your letter dated April 14, 2006.

Response: The Registrant has amended its Form 10-Q for the quarter ended December 31, 2005 as agreed in its letter dated April 14, 2006, and filed the amendment on June 13, 2006.

Notes to Financial Statements

Note 14 – Assets to be Disposed of by Sale/Other Income

2.	We have reviewed your response to comment 1. In future filings please provide a detailed description of the terms of the amounts held in escrow. Your description should

Ms. Nudrat Salik

United States Securities and Exchange Commission

June 13, 2006

include the conditions in which the amounts will not be released to you. If you become aware of an event or circumstance in the future that will cause a material portion of the amount not to be released, you should file an 8-K to disclose that the amount will not be released to you.

Response: The SEC’s comment is noted. In future filings, the Registrant will provide a detailed description of the terms of the amounts held in escrow, including a description of the conditions under which the escrow funds would not be released to the Registrant. If the Registrant becomes aware of an event or circumstance in the future that would cause a material portion of the amount not to be released, then an 8-K will be filed to disclose this.

The following additional disclosure has been added to Note 14 in the filing referred to above (in Response 1):

The escrow fund extends over two consecutive years, commencing with the completion of the sale on April 13, 2005, as follows:

•	The year ended April 13, 2006; and

•	The year ending April 13, 2007.

In accordance with the terms of the sale agreement, immediately following the year ended April 13, 2006, one half of the full amount established and held in escrow and classified as restricted cash was released to the Registrant without any reduction or offsets.

During the year ending April 13, 2007, the remaining escrow fund shall be distributed in the following order:

•	First, towards payment of any tax or duty payable in respect of the remaining escrow fund for which the Registrant or the escrow agent is or are or may be properly become liable and towards payment of any bank or other charges during the year; and

•	Secondly, by payment to the purchaser of any amount of the remaining escrow fund in or towards satisfaction of such amount payable by the Registrant as stated in any final judgment or award made or ordered during the year in respect of any litigation, arbitration or other legal proceedings the subject matter of a claim, and if applicable, by payment to the purchaser of an amount equivalent to the interest that would have been earned on such amount during the year.

On or immediately after April 13, 2007, the remaining escrow fund shall be closed and be distributed:

•	First, by payment to the purchaser of such amount, if any, which has been agreed to by the Registrant in compensation for any claim, and an amount equivalent to the interest that would have been earned on such amount since the completion of the sale on April 13, 2005; and

Ms. Nudrat Salik

United States Securities and Exchange Commission

June 13, 2006

•	Secondly, by payment of the balance to the Registrant.

The Registrant is liable to compensate the purchaser for any breach of warranties that include the Registrant being the legal and beneficial owner of the shares of the company, free and clear of encumbrances or third party right, before they were sold to the purchaser, and that no legal proceedings have been initiated or are outstanding against the company and there are no unfulfilled or unsatisfied judgment or court orders against the company. If the purchaser and the Registrant shall not have reached agreement as to the amount to which the purchaser is entitled by way of compensation in respect of any of the aforesaid claims, the matter in dispute will be determined by an independent solicitor of appropriate experience and standing. The sale agreement is governed by and construed in accordance with the laws of Hong Kong and the parties agree to submit to the exclusive jurisdiction of the courts of Hong Kong. The Registrant is not aware of any potential claim or encumbrance in connection with the sale agreement and no such claim or encumbrance has been alleged by the purchaser or any other party.

*****

I am happy to discuss any questions or comments that you may have regarding this letter. I can be reached at (852) 3193-6268, and my facsimile number is (852) 2417-2311.

Very truly yours,

/s/ John Supan
John Supan
Interim Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant

Dean Personne
Katie Fung
Michael Gisser, Esq.